Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES VOTING RESULTS FROM THE

2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND DETAILS ON

SHARE CONSOLIDATION

Calgary, June 5, 2019 OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy” or the “Company”) is pleased to announce that at its annual and special meeting of shareholders held on June 5, 2019, Obsidian Energy’s shareholders approved all resolutions outlined in the Notice of 2019 Annual and Special Meeting and Management Proxy Circular dated April 15, 2019 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com

The Company filed articles of amendment on June 5, 2019 to effect the consolidation of the common shares of the Company on the basis of a consolidation ratio of seven old common shares to one new common share (the “Common Share Consolidation”). No fractional common shares will be issued pursuant to the Common Share Consolidation. In lieu of any such fractional common shares, each registered shareholder of the Company otherwise entitled to a fractional common share following the implementation of the Common Share Consolidation will receive the nearest whole number of post-consolidation common shares.

Letters of transmittal will be mailed to registered shareholders of the Company on June 6, 2019 and such registered holders are required to deposit their share certificate(s), together with the duly completed letter of transmittal, with AST Trust Company (Canada), the Company’s registrar and transfer agent. Non-registered shareholders holding common shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Common Share Consolidation than those that will be put in place by the Company for registered shareholders. If shareholders hold their common shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Trading on a post-consolidation basis will commence on both the New York Stock Exchange and Toronto Stock Exchange on or about June 10, 2019.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Obsidian Energy for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee

	Votes For	Percent	Votes Withheld	Percent
John Brydson	164,297,713	86.79%	24,998,999	13.21%
Raymond D. Crossley	147,580,742	77.96%	41,715,970	22.04%
Michael J. Faust	164,344,034	86.82%	24,952,678	13.18%
William A. Friley	147,650,568	78.00%	41,646,144	22.00%
Maureen Cormier Jackson	146,847,053	77.58%	42,449,659	22.42%
Edward H. Kernaghan	158,840,080	83.91%	30,456,632	16.09%
Stephen Loukas	162,598,322	85.90%	26,698,390	14.10%
Gordon Ritchie	163,267,417	86.25%	26,029,295	13.75%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
154,143,435	81.43%	35,152,624	18.57%

4.	Approval of Share Consolidation

By resolution passed by ballot vote, a special resolution was passed to authorize and approve the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Company on the basis of seven old common shares for one new share, as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
245,773,172	80.43%	59,802,548	19.57%

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected date for mailing of letters of transmittal to registered shareholders and the expected date that the common shares will trade on a post-consolidation basis on the Toronto Stock Exchange and New York Stock Exchange. All statements, other than statements of historical facts, that address activities that Obsidian Energy assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Obsidian Energy cautions that its intention to proceed with the Common Share Consolidation and other forward-looking statements relating to Obsidian Energy are subject to all of the risks and uncertainties normally incident to such endeavors. These risks relating to Obsidian Energy include, but are not limited to, the risk that trading on a post-consolidation basis will not take effect when expected and other risks as described in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2018) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Obsidian Energy’s website (www.obsidianenergy.com).

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange (symbol “OBE”) and New York Stock Exchange (symbol “OBE.BC”). All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com